UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Hut 8 Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44812J 104

(CUSIP Number)

Michael Ho
c/o Hut 8 Corp.

1101 Brickell Avenue, Suite 1500

Miami, Florida 33131

(305) 224-6427

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44812J 104	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Ho
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,326,412(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,326,412(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,326,412(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1)	Represents 6,326,412 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Issuer held directly by the Reporting Person.

2)	The percentage calculation is based on 88,550,105 shares of the Issuer’s Common Stock issued and outstanding as of November 30, 2023 following the consummation of the Business Combination (as defined herein).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement” or “Schedule”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Hut 8 Corp., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131.

Item 2.	Identity and Background.

(a): This Schedule is being filed by Michael Ho (the “Reporting Person”).

(b), (c) and (f): The Reporting Person is a Canadian citizen. The Reporting Person is the Chief Strategy Officer and a Director of the Issuer. The business address of the Reporting Person is c/o Hut 8 Corp., 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities held by the Reporting Person were issued pursuant to the terms of the Business Combination described in Item 6 below.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person is the Chief Strategy Officer and a member of the Board of Directors of the Issuer, and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy and the Lock-up and Voting Agreement described in Item 6 of this Statement, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for their personal circumstances.

1

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)-(b): The information set forth in rows 7 through 13 of the cover pages to this Statement is incorporated by reference.

(c): None.

(d): No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Business Combination Agreement

On November 30, 2023 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 6, 2023 (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation (“USBTC”) and Hut 8 Mining Corp., a corporation existing under the laws of British Columbia (“Hut 8”).

In connection with the closing of the Business Combination, a newly-formed direct wholly-owned Nevada subsidiary of the Company merged with and into USBTC, with USBTC surviving as a wholly owned subsidiary of the Company, and each share of Series A preferred stock of USBTC, Series B preferred stock of USBTC, Series B-1 preferred stock of USBTC and common stock of USBTC, $0.00001 par value per share (“USBTC common stock”), was exchanged for 0.6716 of a share of Common Stock.

As a former shareholder of USBTC, the Reporting Person’s shares of USBTC common stock were exchanged for 6,326,412 shares of Common Stock.

2

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Lock-Up and Voting Agreement

In connection with the Business Combination, the Company and the Reporting Person entered into the Lock-Up and Voting Agreement, dated November 30, 2023 (the “Lock-Up and Voting Agreement”), pursuant to which, among other things, the Reporting Person agreed not to transfer 65% of his shares of Common Stock for a period beginning on the Closing Date and ending on, and including, the date that is six months following the Closing Date. In addition, the Reporting Person agreed to either abstain or not to vote all of the Reporting Person’s shares of Common Stock against the Issuer’s Board of Director’s Director Nominees at any special or annual meeting of stockholders held in the 12 month period following the Closing Date.

The foregoing description of the Lock-Up and Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up and Voting Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Executive Employment Agreement

In connection with the Business Combination, the Company entered into an employment agreement with the Reporting Person (the “Executive Employment Agreement”), pursuant to which he will be employed by the Company for an indefinite term until his employment is terminated in accordance with the terms of his Executive Employment Agreement. Under the Executive Employment Agreement, the Company agreed to provide the Reporting Person: (i) a base salary (US$490,000); (ii) an annual bonus with a target opportunity equal to 80% of base salary, subject to achievement of any applicable performance goals established by the Board of Directors; (iii) eligibility to receive equity-based compensation as determined by the Board of Directors; and (iv) annual tax filing reimbursement up to US$2,500.

Pursuant to the Executive Employment Agreement, upon a termination of employment Without Cause (as defined in the Executive Employment Agreement) or if the Reporting Person terminates his employment for good reason (as defined in the Executive Employment Agreement) (each, a “Qualifying Termination”), the Reporting Person will be entitled to the following payments and benefits: (i) any annual bonus awarded in respect of the year preceding the year of termination, but not yet paid; (ii) an annual bonus at target, if earned, for the year in which the Reporting Person’s employment terminates; (iii) 12 months of the Reporting Person’s base salary payable over 12 months or, at the option of the Company, as a lump sum payment; (iv) continued benefits and perquisites (as existed on the date notice of termination is provided) only for the minimum statutory notice period and thereafter, continued group health and dental benefits for the remainder of the 12-month post-termination period and (v) the Reporting Person’s long-term incentive or other equity awards will be determined in accordance with the terms of the applicable plan and award agreements; provided that with respect to awards that vest (A) solely based on continued service with the Company, such awards shall vest in any tranche scheduled to vest in accordance with the applicable award agreement during the 12-month post-termination period and (B) based on the achievement of performance criteria that occurs during the 12-month post-termination period.

3

Under the Executive Employment Agreement, the Reporting Person is subject to certain non-competition and non-solicitation of customers, suppliers and employees restrictions for 12-months following any termination of employment, in addition to non-disparagement and confidentiality obligations.

The foregoing description of the Executive Employment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Executive Employment Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Business Combination Agreement, dated as of February 6, 2023, by and among the Company, USBTC and Hut 8 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 1, 2023).

99.2	Lock-Up and Voting Agreement, dated as of November 30, 2023, by and between the Company and the Reporting Person.

99.3	Executive Employment Agreement, dated as of November 30, 2023, by and among the Company, the Reporting Person, and Hut 8.

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SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 6, 2023

MICHAEL HO

	By:	/s/ Michael Ho
Name: Michael Ho